EXHIBIT 99.1

Hydro to Terminate New York Stock Exchange Listing

OSLO, Norway, Oct. 23, 2007 (PRIME NEWSWIRE) -- Norsk Hydro ASA's Board of Directors resolved on October 22, 2007 to delist the Hydro share from the New York Stock Exchange (NYSE) and to terminate its registration with and reporting obligations to the Securities and Exchange Commission (SEC) under the U.S. Securities Exchange Act of 1934 (Exchange Act).

In the future, Hydro's shares will be listed in Oslo and in London, following planned delistings from the stock exchanges in Paris, Frankfurt, Hamburg and Dusseldorf.

About 15 percent of the Hydro stock is held by U.S. investors, while only five percent of the total shares are held through the American Depositary Receipt (ADR) program. As only about three percent of the worldwide trading volume in the Hydro stock in the past 12 months occurred in the United States, the Board has not found sufficient grounds for a continued U.S. listing and registration. Internationalization of capital markets and the introduction of International Financial Reporting Standards as the primary financial reporting standards in Europe have also significantly reduced the need for and benefit of multiple stock-exchange listings.

In addition, Hydro no longer bears any outstanding SEC registered debt, as all registered notes and debentures were assumed by StatoilHydro ASA as part of the merger of Hydro's previous oil and gas business with Statoil.

Hydro Chief Financial Officer John O. Ottestad said: "As a focused aluminium company, we are committed to reducing the complexity of our operations. The delisting and deregistration will enable us to simplify financial reporting processes, while maintaining the same high-quality financial reporting and disclosures. Corporate governance will not be affected, as important governance bodies such as the Board Audit Committee will remain, in addition to an adequate level of internal controls. We will also maintain the same strong focus on serving our significant U.S. investor base as we have had in the past."

Following the delisting and deregistration, Hydro will continue to be subject to the rules of the Oslo Stock Exchange and other Norwegian and European Union financial market regulations.

The delisting and deregistration will not impact the ongoing investigations into Hydro's previous petroleum engagement in Libya, and Hydro will continue to cooperate fully with relevant authorities on this matter.

Hydro will provide written notice to the NYSE of its intention to delist. It intends to file a Form 25 with the SEC during November 2007 to effect the delisting. The delisting is expected to be effective 10 days after this filing, at which time Hydro intends to file Forms 15F with the SEC to deregister and terminate its reporting obligations under the Exchange Act. Deregistration will be effective 90 days after the filing of the Forms 15F, unless they are earlier withdrawn by Hydro or denied by the SEC.

Hydro reserves the right to delay the filing of Forms 15F and 25 or to withdraw them for any reason prior to effectiveness.

Hydro intends to maintain its ADR facility as a Level 1 program. This means Hydro's American Depositary Shares (ADSs) will be traded on the US over-the-counter market. Accordingly, Hydro has not arranged for the listing of its ADSs or ordinary shares on another national securities exchange in the U.S. or for the quotation of its ADSs or ordinary shares in a quotation system in the U.S.

Hydro plans to continue publishing its annual report and other documents and communications in accordance with Exchange Act Rule 12g3-2(b) on its website www.hydro.com.

Certain statements contained in this announcement constitute "forward-looking information" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. In order to utilize the "safe harbors" within these provisions, we are providing the following cautionary statement.

Certain statements included within this announcement contain (and oral communications made by us or on our behalf may contain) forward-looking information, including, without limitation, those relating to (a) forecasts, projections and estimates, (b) statements of management's plans, objectives and strategies for Hydro, such as planned expansions, investments or other projects, (c) targeted production volumes and costs, capacities or rates, start-up costs, cost reductions and profit objectives, (d) various expectations about future developments in Hydro's markets, particularly prices, supply and demand and competition, (e) results of operations, (f) margins, (g) growth rates, (h) risk management, as well as (i) statements preceded by "expected", "scheduled", "targeted", "planned", "proposed", "intended" or similar statements.

Although we believe that the expectations reflected in such forward-looking statements are reasonable, these forward-looking statements are based on a number of assumptions and forecasts that, by their nature, involve risk and uncertainty. Various factors could cause our actual results to differ materially from those projected in a forward-looking statement or affect the extent to which a particular projection is realized. Factors that could cause these differences include, but are not limited to: our continued ability to reposition and restructure our upstream and downstream Aluminium business; changes in availability and cost of energy and raw materials; global supply and demand for aluminium and aluminium products; world economic growth, including rates of inflation and industrial production; changes in the relative value of currencies and the value of commodity contracts; trends in Hydro's key markets and competition; and legislative, regulatory and political factors. For a detailed description of factors that could cause our results to differ materially from those expressed or implied by such statements, please refer to the risk factors specified under "Risk review - Risk factors" on page 134 of our Annual Report 2006 (including Form 20-F) and subsequent filings on Form 6-K with the US Securities and Exchange Commission.

No assurance can be given that such expectations will prove to have been correct. Hydro disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT:  Norsk Hydro ASA
          Press contact
          Inger Sethov
            +47 22532036
            Cellular: +47 95022359
            Inger.Sethov@hydro.com
          Investor contact
          Stefan Solberg
            +47 22539280
            Cellular: +47 91727528
            Stefan.Solberg@hydro.com
          Drammensveien 264
          N-0240 Oslo Norway
          +47 22538100
          Fax: +47 22532725
          www.hydro.com